EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31
	2005	2004	2003	2002	2001
Earnings:
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$75,238	$(16,139)	$(1,496)	$11,268	$(4,639)
Add (less): Equity earnings (loss)	1,560	267	(789)	(2,403)	(3,131)
Add: Dividends	—	—	150	2,828	1,054

Sub-total:	76,798	(15,872)	(2,135)	11,693	(6,716)
Add: Total fixed charges (per below)	46,214	31,638	17,945	11,255	12,581
Less: Interest capitalized	1,301	436	152	212	336

Total earnings (loss) before income taxes, minority interest, and cumulative effect of accounting change	$121,711	$15,330	$15,658	$22,736	$5,529

Fixed Charges:
Interest expense, including interest capitalized	$43,187	$29,226	$15,958	$9,939	$11,374
Portion of rental expense representative of the interest factor	3,027	2,412	1,987	1,316	1,207

Total fixed charges	$46,214	$31,638	$17,945	$11,255	$12,581

Ratio of Earnings to Fixed Charges	2.6	(a )	(a )	2.0	(a )

(a)	For fiscal years 2004, 2003 and 2001 earnings were insufficient to cover fixed charges by $16,308, $2,287 and $7,052, respectively.